Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Santarus, Inc. for the registration of up to $75,000,000 in aggregate principal amount of Santarus, Inc.’s common stock, preferred stock, debt securities, equity warrants, debt warrants and/or units and to the incorporation by reference therein of our reports dated March 3, 2011, with respect to the consolidated financial statements and schedule of Santarus, Inc., and the effectiveness of internal control over financial reporting of Santarus, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

November 14, 2011